Exhibit 99.15

PRESS RELEASE

Belgium : TotalEnergies selected to install 4,400 EV charging stations for electric vehicles in Flanders

Paris, 31 August 2022 – On the recommendation of the Department of Mobility and Public Works of the Flemish Region, the Flemish government has tasked TotalEnergies with the installation and commercial operation of a charging service for electric vehicles in the West Flanders (Westhoek, Kortrijk and Bruges) and Flemish Brabant (Brussels Periphery, Leuven) regions. TotalEnergies will install up to 4,400 public charge points over the next two years. The new 22 kVA charging stations will be operated under the TotalEnergies brand for a period of twelve years and will be supplied with 100 % renewable electricity generated by offshore wind power in the North Sea off the coast of Belgium.

In order to enable TotalEnergies and its various partners (Fluvius, road infrastructure managers, etc.) to more effectively process the requests for charge points’ installation users and local municipalities, the Department of Mobility and Public Works has developed a collaborative internet platform that will make it possible to install charging stations as of September 2022.

This concession is part of Flanders' many initiatives to promote the electrification of the vehicle fleet, including a target of 35,000 installed charge points by 2025.

“We are very pleased with the trust Flanders has granted us for the coming years and we will draw on our expertise to encourage and support the mobility of its citizens. This success reflects TotalEnergies’ ambition to further accelerate its transformation into a broad energy company, said Stefaan De Ganck, TotalEnergies Charging Solutions Belgium Director. In Belgium, as in all markets where we are expanding into electric mobility, we are committed to providing a customer experience and electric charging services that meet their expectations.”

After winning public contracts to install and operate electric vehicle (EV) charging stations in the cities of Brussels, Antwerp and Ghent, TotalEnergies is cementing its position as a key player in electric mobility in Belgium.

The Company is also developing an offer of High-Power Charging e service (HPC- up to 350 kW) for major roads and motorways at its service stations and is proposing across the country to install charge points for professionals and individuals to whom it supplies electricity.

TotalEnergies and the charge points for electric vehicles

Since 2020, TotalEnergies has pursued its deployment in large metropolitan areas around the world. The Company has a large portfolio of charge points in operation or under construction in Antwerp (3,000 charge points), Brussels (500), Ghent (800), Flemish (4400) Greater Amsterdam (22,000), London (1,700), Paris (2,300), Singapore (1,500) and Wuhan (11,000).

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About TotalEnergies in Belgium

TotalEnergies is an active multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. In Belgium, TotalEnergies has 5,200 employees committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).